EMMET, MARVIN & MARTIN, LLP
                          120 BROADWAY
                    NEW YORK, NEW YORK  10271




                              October 19, 2004


The Bank of New York, as Trustee of FT 906
Unit Investment Trust Office
101 Barclay Street, Fl. 20W
New York, New York 10286

Attention: Brian C. Aarons
Vice President

     Re:                       FT 906

Dear Sirs:

     We are acting as special counsel with respect to New York tax matters for the unit investment trust or trusts included in FT 906 (each, a "Trust"), which will be established under a certain Standard Terms and Conditions of Trust dated October 19,
2004,   and  a  related  Trust  Agreement  dated  as   of   today
(collectively, the "Indenture") among First Trust Portfolios, L.P., as Depositor (the "Depositor"), Securities Evaluation Service, Inc. as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and The Bank of New York as Trustee (the "Trustee"). Pursuant to the terms of the Indenture, units of fractional undivided interest in the Trust (the "Units") will be issued in the aggregate number set forth in the Indenture.
     We   have  examined  and  are  familiar  with  originals  or
certified   copies,  or  copies  otherwise  identified   to   our
satisfaction, of such documents as we have deemed necessary or appropriate for the purpose of this opinion. In giving this opinion, we have relied upon the two opinions, each dated today and addressed to the Trustee, of Chapman and Cutler LLP, counsel for the Depositor, with respect to the matters of law set forth therein.
     For purposes of this opinion, it is assumed that the Trust will hold certain debt obligations (the "Debt Obligations") which qualify as debt for federal income tax purposes under the Internal Revenue Code of 1986 (the "Code"). The Debt Obligations held by the Trust shall be referred to as the "Securities" (including delivery statements relating to contracts for the purchase of certain Securities not yet delivered and cash, cash equivalents or an irrevocable letter or letters of credit, or a combination thereof, in the amount required to pay for such purchases upon the receipt of such Securities). It is noted that no opinion is expressed herein with regard to the federal tax aspects of the Securities, the Trust, the Units or any interest, gains or losses in respect thereof.
     The  Trustee  did  not participate in the selection  of  the
Securities to be deposited in the Trust. The duties of the Trustee, which are ministerial in nature, will consist primarily of crediting the appropriate accounts with amounts received by
the  Trust  and  with  the  proceeds  from  the  disposition   of
Securities held in the Trust and the distribution of such payments and proceeds to the Unit holders.
     Article 9-A of the New York Tax Law imposes a franchise tax on business corporations. For purposes of that Article, Section 208.l(d) defines the term "corporation" to include, among other things, "any business conducted by a trustee or trustees wherein interest or ownership is evidenced by certificate or other written instrument."
          The Regulations promulgated under Section 208 provide as follows:

          (b)   The term corporation includes . . . any
          business conducted by a trustee or trustees wherein interest or ownership is evidenced by certificate or other written instrument.

                    ...

          (2)   A  business conducted by a  trustee  or
          trustees  in  which interest or ownership  is
          evidenced  by  certificate or  other  written
          instrument  includes, but is not limited  to,
          an  association  commonly referred  to  as  a
          business  trust  or Massachusetts  trust.  In
          determining whether a trustee or trustees are
          conducting  a  business,  the  form  of   the
          agreement  is  of  significance  but  is  not
          controlling.  The  actual activities  of  the
          trustee  or trustees, not their purposes  and
          powers,  will be regarded as decisive factors
          in  determining whether a trust is subject to
          tax  under  Article 9 A of the Tax  Law.  The
          mere  investment of funds and the  collection
          of    income    therefrom   with   incidental
          replacement of securities and reinvestment of funds, does not constitute the conduct of a business in the case of a business conducted by a trustee or trustees. 20 NYCRR 1-2.5(b).

     New York cases dealing with the question of whether a trust will be subject to the franchise tax have also delineated the general rule that where a trustee merely invests funds and collects and distributes the income therefrom, the trust is not engaged in business and is not subject to the franchise tax, Burrell v. Lynch, 274 A.D. 347, 84 N.Y.S.2d 171 (3rd Dept, 1948),
order  resettled,  274 A.D. 1073, 85 N.Y.  S.2d  703  (3rd  Dept.
1949).
     In an opinion of the Attorney General of the State of New York, 47 N.Y. Att'y. Gen, Rep. 213 (Nov. 24, 1942), it was held that where the trustee of an unincorporated investment trust was without authority to reinvest amounts received upon the sales of securities and could dispose of securities making up the trust only upon the happening of certain specified events or the existence of certain specified conditions, the trust was not subject to the franchise tax. See also Fibreboard Asbestos Compensation Trust (Advisory Opinion) Commission of Taxation and Finance, TSB-A-97(3)C and TSB-A-97(1)I, January 21, 1997.
     In the instant situation, the Trustee is not empowered to, and we assume will not, sell Securities contained in the corpus of the Trust and reinvest the proceeds therefrom. Further, the power to sell such Securities is limited to circumstances in which the creditworthiness or soundness of the issuer of such Security is in question or in which cash is needed to pay redeeming Unit holders or to pay expenses, or where the Trust liquidated subsequent to the termination of the Trust. In substance, the Trustee will merely collect and distribute income and will not reinvest any income or proceeds, and the Trustee has no power to vary the investment of any Unit holder in the Trust.
     Under Subpart E of Part I, Subchapter J of Chapter 1 of the Code, the grantor of a trust will be deemed to be the owner of the trust under certain circumstances, and therefore taxable on his proportionate interest in the income thereof. Where this federal tax rule applies, the income attributed to the grantor will also be income to him for New York income tax purposes. See TSB-M-78(9)C, New York Department of Taxation and Finance, June 23, 1978.
     By letter dated today, Chapman and Cutler LLP rendered its opinion that each Unit holder will be considered as owning a share of each asset of a Trust in the proportion that the number of Units held by such holder bears to the total number of Units outstanding and the income of a Trust will be treated as the income of each Unit holder in said proportion pursuant to Subpart E of Part I, Subchapter J of Chapter 1 of the Code.
     Based on the foregoing and on the opinions of Chapman and Cutler LLP, dated today, upon which we specifically rely, we are of the opinion that under existing laws, rulings, and court decisions interpreting the laws of the State and City of New
York: the Trust will not constitute an association taxable as a corporation under New York law, and accordingly will not be subject to the New York State franchise tax or the New York City general corporation tax.
     We consent to the filing of this opinion as an exhibit to the Registration Statement filed with the Securities and Exchange Commission with respect to the registration of the sale of the Units and to the references to our name in such Registration Statement and the preliminary prospectus included therein.

                               Very truly yours,



                               EMMET, MARVIN & MARTIN, LLP